SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June, 2020

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

5 Fleet Place

London, EC4M7RD

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This Form 6-K consists of the following, which appears immediately following this page:

●	Press release dated June 30, 2020 announcing the filing by Globe Specialty Metals and Mississippi Silicon of an unfair trade case against Bosnia and Herzegovina, Iceland, Malaysia, and Kazakhstan for silicon metal imports into the United States.

Globe Specialty Metals and Mississippi Silicon File Unfair Trade Cases Against Bosnia and Herzegovina, Iceland, Malaysia, and Kazakhstan

MIAMI, June 30, 2020 – Globe Specialty Metals, Inc., a subsidiary of Ferroglobe PLC (NASDAQ:GSM) (“GSM”), and Mississippi Silicon LLC (“MS”), collectively representing the majority of American silicon metal production, today petitioned the U.S. Department of Commerce (“Commerce”) and the U.S. International Trade Commission (“ITC”) to stop silicon metal producers in Bosnia and Herzegovina, Iceland, Malaysia and Kazakhstan from selling dumped and unfairly subsidized silicon metal imports into the United States.

The antidumping (AD) and countervailing duty (CVD) petitions outline deliberate practices to sell silicon metals at less than fair value and allege dumping margins ranging from 54% to 85% as well as numerous unfair subsidies. The companies seek relief in the form of special duties on all associated imports to offset unfair pricing and unfair subsidies.

“Over the past three years, unfairly priced and subsidized imports have harmed American producers” said Marco Levi, Chief Executive Officer of GSM’s parent, Ferroglobe PLC. “This is precisely what the ITC found in May when it continued anti-dumping duties on silicon metal imports from Russia.”

Silicon metal is an important element added to various grades of aluminum alloys used in performance applications such as automotive components and aerospace products. Silicon metal is also a critical raw material used in the production of silicone compounds used in numerous products including sealants, adhesives, rubber gaskets, caulking compounds, lubricants, food additives, coatings, polishes and cosmetics, among others. In addition, silicon metal is the base material in the production of polysilicon, a purified form of silicon used in solar cells and semi-conductors.

“Our companies can compete with anyone in the world, as long as we’re all playing by the same rules,” said Eddie Boardwine, Chief Operations Officer of MS. “Fortunately, our trade laws are set up to support fair trade. On behalf of our employees, customers, and colleagues, we look forward to seeing those laws enforced and those who violate our laws held accountable.”

The next steps in the process will be the initiation of Commerce antidumping and countervailing duty investigations by July 20, 2020, and a preliminary ITC determination by August 14, 2020.

About Globe Specialty Metals

Globe Specialty Metals, Inc. is a wholly-owned U.S. subsidiary of Ferroglobe PLC, a leading global producer of silicon metal, silicon-based specialty alloys, and ferroalloys serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, automotive, consumer products, construction and energy.  Through its subsidiaries, GSM owns metallurgical manufacturing facilities and other operations in Ohio, West Virginia, New York, Alabama, Indiana, Florida and Kentucky.

INVESTOR CONTACT:

Gaurav Mehta, EVP - Investor Relations

investor.relations@ferroglobe.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2020
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)